Exhibit 23


                          Independent Auditors' Consent



The Board of Directors
First Horizon Pharmaceutical Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-39106, 333-40856) of First Horizon Pharmaceutical Corporation of our report dated February 12, 2002, with respect to the Statements of Net Assets to be Sold as of December 31, 2001 and 2000, and the Related Statements of Revenues and Direct Expenses for each of the years in the three-year period ended December 31, 2001 of the Sular Product Line of AstraZeneca Pharmaceuticals LP, an indirect wholly-owned subsidiary of AstraZeneca plc, which report appears in the Form S-1 of First Horizon Pharmaceutical Corporation dated March 5, 2002 and is incorporated by reference in the Form 8-K of First Horizon Pharmaceutical Corporation dated March 20, 2002.

/s/ KPMG, LLP
KPMG, LLP


Philadelphia, Pennsylvania
March 20, 2002

1454997